Exhibit 99.1

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 14-290 December 9, 2014

Platinum Group Metals Executes Term Sheet for Project 1 Senior Secured Operating Loan Facility of Up to US$40 Million with Sprott Resource Lending Partnership

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) today announced that the Company has entered into a term sheet (the “Term Sheet”) with Sprott Resource Lending Partnership (“Sprott” or “the Lender”) for a Senior Secured Operating Loan Facility (the “Facility”) of up to US$40 million.  The Company will use the proceeds of the Facility for the development and operation of the WBJV Project 1.  The Facility matures on December 31, 2017.

The Facility shall be for a maximum principal amount of US$40 million at an interest rate of LIBOR plus 8.50%, compounded and payable monthly.  The Company will be obligated to make certain payments to the Lender, including (a) a bonus payment in the amount of US$1,500,000, being 3.75% of the principal amount of the Facility, payable in common shares of the Company issued at a deemed price per share equal to that in the next public offering of common shares of the Company; (b) a draw down payment to the Lender equal to 2% of the amount being drawn down from time to time under the Facility, payable in common shares issued at a deemed price equal to the volume weighted average trading price of the common shares on the TSX for the ten trading days immediately prior to the draw down request; and (c) a structuring fee comprised of a cash payment in the amount of US$100,000, payable concurrently with the execution and delivery of the Term Sheet; and d) a standby fee payable in cash equal to 4% per annum, post-closing of the un-advanced principal amount of the Facility.

The Facility is planned to be available at the delivery and sale of first commercial concentrate from the WBJV Project 1 targeted for fourth quarter 2015.

Provision of the Facility by the Lender is subject to certain terms and conditions before becoming a commitment, including the completion and implementation of a definitive credit agreement (the “Credit Agreement), security and other documents, as well as the satisfaction of conditions precedent to be set out in the Credit Agreement, including satisfactory due diligence and the receipt of all applicable approvals, including stock exchange, regulatory, Waterberg partner, South African Reserve Bank and other approvals.

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the 82% owned WBJV Project 1 (Maseve) platinum mine, targeted for production in Q4 2015 and the exploration and initial engineering on the Waterberg platinum deposit.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and CEO

For further information contact:

R. Michael Jones, President

or Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Facility, including the terms, potential completion and the use of proceeds thereof, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook.  Statements of resources and reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in negotiating with the Lender; that the Lender may require terms that differ from those set forth in this news release; that the Facility may not be consummated or that we may not satisfy the conditions to draw down from the Facility; risks related to our proposed public offering; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.